                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2006

                         COMMISSION FILE NUMBER: 1-14362


                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of registrant's name into English)


                         NO. 1052 HEPING ROAD, SHENZHEN
                        PEOPLE'S REPUBLIC OF CHINA 518010
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X       Form 40-F
            -----                -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No   X
   -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           )
                                      -----------

                                    EXHIBITS

Exhibit Number
99.1   Notice of Extraordinary General Meeting dated May 12, 2006.
99.2   Announcements on Proposed Change of Directors and Supervisors dated
May 12, 2006.
99.3   Circular on Proposed Change of Directors and Supervisors dated May 12,
2006.
99.4   Announcement of Poll Results of the Annual General Meeting held on
May 11, 2006, dated May 11, 2006.


                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant's actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

     You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant's actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a reoccurrence of Severe Acute Respiratory Syndrome epidemic in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant's control.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Guangshen Railway Company Limited


Dated: May 15, 2006

                                       By:    /s/ Guo Xiang Dong
                                              ----------------------------------
                                       Name:  Guo Xiang Dong
                                       Title: Directorate Secretary
                                              Directorate Secretariat Supervisor

                                       3